Exhibit 21

                           GST TELECOMMUNICATIONS,INC.

                     Significant Subsidiaries As Of 9/30/96
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GST USA, Inc., a Delaware corporation

GST Telecom Inc., a Delaware corporation

GST Telecom California, Inc., a Delaware corporation

GST Net, Inc., a Delaware corporation

NACT Telecommunications, Inc., a Utah corporation

International Telemanagement Group, Inc., an Ohio corporation